AMARC COMMENCES DRILLING AT DUKE COPPER PROJECT, BRITISH COLUMBIA

March 22, 2018, Vancouver, BC – Amarc Resources Ltd. (“Amarc” or the “Company”) (TSX-V: AHR; OTCBB: AXREF) is pleased to announce that crews have been mobilized to begin a 2,500 m core drilling program at the DUKE copper project in the Smithers region of central British Columbia.

“The objectives of the drill campaign are to begin delineating the geometry and grade distribution of both the bulk tonnage gold-copper mineralization and the copper-molybdenum-silver mineralization discovered by drilling of two core holes at DUKE in late 2017,” said Amarc President Diane Nicolson. “The drill intercepts we generated late last year were highly encouraging in terms of the volume and grade of mineralization intersected. They also provided compelling geological information to guide our current exploration program.”

Results from 2017 drilling indicate the presence of an important porphyry copper-molybdenum-silver-gold deposit at DUKE, with copper equivalent grades comparable to those being milled at BC’s copper mines (see Amarc news release dated December 19, 2017). A drill plan, details of the targets to be tested and the results of 2017 drilling are provided in an updated corporate presentation available on Amarc’s website at www.amarcresources.com. Provincial government permits for the current drilling are in hand.

In November 2017, Amarc drilled two core holes at DUKE that targeted the lateral and vertical extensions of near surface, porphyry copper mineralization over an area measuring approximately 800 m by 400 m, as defined by 29 shallow (average 90 m deep) holes drilled by a previous operator. Amarc’s holes, drilled to lengths of over 500 m, successfully intersected copper-molybdenum-silver-gold mineralization at depths of up to 450 m significantly below areas of mineralization demonstrated by the shallow historical drilling. The mineralization is mainly hosted by biotite-feldspar-porphyry and felsic intrusive rock – rock types that also host the Bell, Morrison and Granisle porphyry copper deposits in the region.

Importantly, after intersecting some 400 m of copper-molybdenum porphyry mineralization, continuation of the westernmost of the two holes (hole DK17001) encountered adjacent bulk tonnage-style gold-copper mineralization that is open to expansion. This gold-bearing interval hosts a very different geochemical expression than the rocks above, which assay for copper, molybdenum and silver. The last 9.5 m of hole DK17001 returned excellent assays for bulk tonnage gold-copper deposits, indicating that further drill investigation is warranted.

Moreover, the host rock to this gold-copper mineralization also appears to be logged near surface in a 55 m deep historical drill hole. The historical drill hole in question lies about 200 m to the north, but that historical interval was not assayed. Nicolson said “This unexpected development multiplies both the potential of the DUKE project, and the regional porphyry district staked by Amarc”.

About Amarc Resources Ltd.

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of BC porphyry copper mines. By combining strong projects and funding with successful management, Amarc has created a solid platform to create value from its exploration and development-stage programs.

Amarc is advancing its 100% owned IKE, DUKE and JOY porphyry copper deposit districts, located in southern, central and northern BC, respectively, each with proximity to industrial infrastructure, power, rail and highways. These projects represent significant potential for the discovery of multiple and important-scale, porphyry gold-copper and copper-molybdenum deposits. Hudbay Minerals Inc. is funding development of the IKE and JOY projects in partnership with Amarc, which is operating these exploration and development programs.

Amarc is associated with Hunter Dickinson Inc. (“HDI”), a diversified, global mining company with a 29-year history of porphyry discovery and development success. Pervious and current HDI porphyry projects included some of BC’s and the world’s most important mineral resources – such as Pebble, Mount Milligan, Kemess South, Kemess North, Gibraltar, Prosperity, Xietongmen, Newtongmen, Florence, Sisson and Maggie. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral projects to provide superior returns to shareholders.

Amarc is working with government, stakeholders and First Nations toward the responsible development of its projects, and manages an ongoing program of community and regional outreach for each of its projects. These efforts include the provision of jobs, training programs, contract opportunities, capacity funding and sponsorship of community events. The Company also seeks to establish comprehensive partnership discussions with local First Nations at the earliest stages of project development with the goal of establishing progressive agreements. All work programs are carefully planned to achieve high levels of environmental and social performance.

Qualified Person as Defined Under National Instrument 43-101

Mark Rebagliati, P. Eng., a Qualified Person as defined under National Instrument 43-101, has reviewed and approved the technical content in this release.

For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Dr. Diane Nicolson, President, at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD
Ronald W. Thiessen
Chief Executive Officer

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc's projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc's projects will continue to be positive, and no geological or technical problems will occur. The Company cannot guarantee that the Consolidated Loan and issuance of securities contemplated by this release will complete. There is no certainty that the Company will be able to repay the Consolidated Loan or any other outstanding debt or liability of the Company in a timely manner or at all. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.